

11022084

KW 6/10

UNITED STATES
SECURITIES AND EXCHANGE C...
Washington, D.C. 20549

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

| APPROVAL | |
|---|---|
| ...ber: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66944 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGI Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Wellington St. E. Suite 900
(No. and Street)

Toronto (City) Ontario (State) M5E 1S2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Andrews 416 864 2604
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre 333 Bay St. Toronto Ontario M5H 2S5
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/10 KW

## OATH OR AFFIRMATION

I, JAMES ANDREWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGI SECURITIES (USA) INC, as of MARCH 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Adam Davis, Notary Public, May 27, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
**Chartered Accountants**
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca



# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of MGI Securities (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2011, which were agreed to by MGI Securities (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the cheque issued to SIPC as of May 25, 2011 noting no differences;

2. Compared the amounts reported on the Company's Form X-17A-5 for the periods from April 1, 2010 to June 30, 2010, July 1, 2010 to September 30, 2010, October 1, 2010 to December 31, 2010, and January 1, 2011 to March 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2010 to March 31, 2011, noting no differences. We have not audited the Form X-17A-5 for the stated period; however, we have performed audit procedures on the Company's revenues and expenses for the year ended March 31, 2011 in connection with our audit of the Company's annual financial statements as at March 31, 2011;

3. Compared any adjustments reported in Form SIPC-7 with the Company's Form X-17A-5 for the periods from April 1, 2010 to June 30, 2010, July 1, 2010 to September 30, 2010, October 1, 2010 to December 31, 2010, and January 1, 2011 to March 31, 2011, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and agreed the respective amounts to the Company's Form X-17A-5 for the periods from April 1, 2010 to June 30, 2010, July 1, 2010 to September 30, 2010, October 1, 2010 to December 31, 2010, and January 1, 2011 to March 31, 2011, noting no differences; and

5. Compared the NIL amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.





We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 27, 2011
Toronto, Canada

**MGI Securities (USA) Inc.**

**(A wholly-owned subsidiary of MGI Securities Inc.)**

**March 31, 2011**

## Table of Contents



**KPMG LLP**
**Chartered Accountants**
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
MGI Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of MGI Securities (USA) Inc. (the "Company") as at March 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGI Securities (USA) Inc. as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 27, 2011

# MGI SECURITIES (USA) INC.

Statement of Financial Condition
(Expressed in U.S. dollars)
March 31, 2011

## Assets

| | |
|---|---|
| Cash and cash equivalents (note 6) | $ 337,076 |
| Prepaid expenses | 2,542 |
| Total assets | $ 339,618 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 12,000 |
| Income tax payable | 6,795 |
| Intercompany payable (note 3) | 2,142 |
| Total liabilities | 20,937 |
| Stockholder's equity: | |
| Capital stock (note 4): | |
| Authorized: | |
| Unlimited common shares | |
| Issued and outstanding: | |
| 400,100 common shares | 287,843 |
| Additional paid-in capital | 126,532 |
| Deficit | (95,694) |
| Total stockholder's equity | 318,681 |
| Total liabilities and stockholder's equity | $ 339,618 |

See accompanying notes to financial statements.

# MGI SECURITIES (USA) INC.

Statement of Operations
(Expressed in U.S. dollars)
Year ended March 31, 2011

| | |
|---|---|
| Revenue: | |
| Commission | $ 3,518 |
| Foreign exchange loss | (134) |
| Interest | 340 |
| Total revenue | 3,724 |
| Expenses: | |
| Administration | 7,940 |
| Professional fees | 6,293 |
| Regulatory fees | 3,077 |
| Capital tax | 2,500 |
| Total expenses | 19,810 |
| Net loss before income taxes | (16,086) |
| Income taxes | 37,082 |
| Net loss | $ (53,168) |

See accompanying notes to financial statements.

# MGI SECURITIES (USA) INC.

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)
Year ended March 31, 2011

| | |
|---|---|
| Capital stock (note 4): | |
| Balance, beginning and end of year | $ 287,843 |
| Paid-in capital: | |
| Balance, beginning of year | 66,532 |
| Contributions | 60,000 |
| Balance, end of year | 126,532 |
| Deficit: | |
| Deficit, beginning of year | (42,526) |
| Net loss | (53,168) |
| Deficit, end of year | (95,694) |
| Total stockholder's equity | $ 318,681 |

See accompanying notes to financial statements.

# MGI SECURITIES (USA) INC.

Statement of Cash Flows
(Expressed in U.S. dollars)
Year ended March 31, 2011

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (53,168) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Prepaid expenses | (1,783) |
| Accounts payable and accrued liabilities | 2,500 |
| Income tax payable | 6,795 |
| Intercompany payable | 2,142 |
| Net cash used in operating activities | (43,514) |
| Cash flows from financing activities: | |
| Contributions | 60,000 |
| Net cash provided by financing activity | 60,000 |
| Increase in cash | 16,486 |
| Cash, beginning of year | 320,590 |
| Cash, end of year | $ 337,076 |
| Comprised of: | |
| Cash | $ 28,335 |
| Restricted cash | 308,741 |

See accompanying notes to financial statements.

MGI Securities (USA) Inc. (the "Company") was incorporated under the Canada Business Corporations Act on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its parent, MGI Securities Inc. Through MGI Securities Inc., the Company has a Clearing Agreement with National Bank Correspondence Network Inc. ("Clearing Broker"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on MGI Securities Inc.'s ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of MGI Securities Inc., a Canadian-owned and regulated investment dealer. MGI Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada. The Company's head office is located in Toronto, Ontario, Canada. Continuing operations of the Company are dependent on those of MGI Securities Inc.

## 1. Significant accounting policies:

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

(c) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to their short-term nature or imminent maturity.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

(ii) Level 2

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(d) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in net loss.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

## 2. Financial instruments:

(a) Concentration of credit risk:

All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The Fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(Expressed in U.S. dollars)

## 3. Related party transactions and balances:

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with its parent, MGI Securities Inc., whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

As there was minimal activity in the Company, $2,142 of management fees were charged to the Company from the parent. The intercompany balance is due on demand and is non-interest bearing.

## 4. Capital stock:

| | |
|---|---|
| Authorized: | |
| Unlimited common shares, no par value | |
| Issued: | |
| 400,100 common shares | $ 287,843 |

On October 26, 2010, the Company authorized an increase in paid-in capital in the amount of $40,000 and on March 31, 2011, the Company authorized another increase in paid-in capital in the amount of $20,000. Both increases in paid-in capital came by way of capital injection by the parent.

## 5. Regulatory net capital requirement:

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2011, the Company had net capital of $316,139 which is $66,139 in excess of the required minimum net capital of $250,000.

## 6. Deposit segregated pursuant to federal and other regulations:

A cash amount of $308,741 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and is included in cash and segregated for regulatory purposes.

(Expressed in U.S. dollars)

## 7. Income taxes:

The Company files its own federal and provincial tax returns.

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax payable consists of current taxes payable of $6,795. The current tax expense of $37,082 is included in the statement of operations and is determined in accordance with FASB ASC 740, *Accounting For Income Taxes.*

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FINN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

## 8. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year end, March 31, 2011 and through to May 27, 2011, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

# MGI SECURITIES (USA) INC.

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)
As of March 31, 2011

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $ 318,681 |
| Less non-allowable assets: | |
| Prepaid expenses | 2,542 |
| Net capital | 316,139 |
| Alternative net capital requirement: 2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) - net capital requirement | 250,000 |
| Excess net capital | $ 66,139 |
| Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement | $ 16,139 |

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2011 as amended and refilled on May 27, 2011 by the Company on Form X-17A-5.

See accompanying Report of Independent Registered Public Accounting Firm.

# MGI SECURITIES (USA) INC.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
(Expressed in U.S. dollars)
As of March 31, 2011

| | | |
|---|---|---|
| Credit balances in customers' securities account: | | |
| Customers' securities failed to receive | $ | – |
| Debit balances in customers' cash and margin accounts: | | |
| Failed to deliver of customer securities not older than 30 calendar days | | – |
| 3% reduction of aggregate debit items | | – |
| Total debits | | – |
| Reserve computation - excess of total credits over total debits | $ | – |
| Amount of cash held on deposit on "special account for the exclusive benefit of customers" | $ | 308,741 |

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2011, as amended and refilled on May 27, 2011 by the Company on Form X-17A-5.

See accompanying Report of Independent Registered Public Accounting Firm.



**KPMG LLP**
**Chartered Accountants**
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
MGI Securities (USA) Inc.:

In planning and performing our audit of the financial statements of MGI Securities (USA) Inc. (the "Company") as at and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 27, 2011